

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 2, 2021

Jeffrey Frelick
Chief Executive Officer
Bone Biologics Corporation
2 Burlington Woods Drive, Suite 100
Burlington, MA 01803

> **Re: Bone Biologics Corporation**
> **Registration Statement on Form S-1**
> **Filed June 28, 2021**
> **File No. 333-257484**

Dear Mr. Frelick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David L. Ficksman